ADVISOR MANAGED PORTFOLIOS
FIRST AMENDMENT TO THE OPERATING EXPENSES LIMITATION AGREEMENT

THIS FIRST AMENDMENT is made as of the 3rd day of October 2025 to the Operating Expenses Limitation Agreement dated April 1, 2025, between Advisor Managed Portfolios and Bramshill Investments, LLC (the "Agreement").

WHEREAS, the parties desire to revise Schedule A to the Agreement to reinstate a separate expense limit for each share class of Bramshill Income Performance Fund that was previously in place from April 2016 through July 2025;

NOW, THEREFORE, the parties agree to amend the Agreement by deleting the existing Schedule A in the entirety and replacing it with the following:

*    *    *

Schedule A

Series of Advisor Managed Portfolios	Class	Annual Operating Expense Limit as a Percentage of Average Daily Net Assets
BHILL FUND	-	0.00%
Bramshill Income Performance Fund	Investor	1.35%*
Bramshill Income Performance Fund	Institutional	1.10%*
*Subject to review by the Board of Trustees of the Trust, the Adviser may recapture payments paid by it pursuant to this Agreement within three years after the Adviser made the payment provided that the operating expenses or class expenses, as applicable, including the recaptured amount, do not exceed the fund limit or class limit, as applicable, in place at the time the payment was made by the Adviser or at the time of the recapture, whichever is lower.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by their duly authorized officers as of the date set forth above.

ADVISOR MANAGED PORTFOLIOS	BRAMSHILL INVESTMENTS, LLC
/s/ Russell Simon	/s/ Mona Daruwala
NAME: Russell Simon	NAME: Mona Daruwala
TITLE: President	TITLE: Chief Compliance Officer